SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2005
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F      x Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes No x

EXHIBIT
LIST
Exhibit
Description
Sequential
Page Number
•    Naspers Limited: Interim results
for the six months ended
September 30, 2005 dated
November 29, 2005

Naspers Limited
(Registration number 1925/001431/06)
ISIN: ZAE000015889 JSE share code: NPN
(Naspers)
Interim Report
The reviewed results of the Naspers group for the six months ended 30 September 2005 are as follows:
Segmental Review
Revenue
Ebitda
Six months ended 30 September
Six months ended 30 September
2005
2004
%
2005
2004
%
R’m
R’m
Change
R’m
R’m
Change
Electronic media 5 105 4 522 13 1 500 1 171 28
– pay television 4 441 3 970 12 1 550 1 182 31
– internet 444 422 5 (15) 48 –
– technology 220 130 69 (35) (59) 41
Print media 2 555 2 184 17 328 311 5
– newspapers, magazines and printing 1 940 1 599 21 343 299 14
– book publishing and private education 615 585 5 (15) 12 –
Corporate services 1 1 – (32) (19) (68)
7 661
6 707
14
1 796
1 463
23
Operating profit before amortisation and other gains and losses
Operating profit
Six months ended 30 September
Six months ended 30 September
2005
2004
%
2005
2004
%
R’m
R’m
Change
R’m
R’m
Change
Electronic media 1 285 969 33 1 260 954 32
– pay television 1 380 1 016 36 1 383 1 003 38
– internet (48) 20 – (73) 18 –
– technology (47) (67) 30 (50) (67) 25
Print media 254 239 6 250 228 10
– newspapers, magazines and printing 282 242 17 287 233 23
– book publishing and private education (28) (3) – (37) (5) –
Corporate services (34) (19) (79) (34) (19) (79)
1 505
1 189
27
1 476
1 163
27

Condensed Income Statement
Six months
Six months
Year
ended
ended
ended
30 September
30 September
31 March
2005
2004
2005
Reviewed
Reviewed
Audited
R’m
R’m
R’m
Revenue 7 661 6 707 13 959
Cost of providing services and sale of goods (4 316) (3 907) (8 043)
Selling, general and administration expenses (1 888) (1 640) (3 367)
Other gains and losses, net
19 3
(12)
Operating profit 1 476 1 163 2 537
Net finance costs (10) (135) (234)
Share of equity-accounted results 78 32 88
Profit/(loss) on sale of investments, net 11 (20) (1)
Dilution profits, net
6 380 368
Profit before taxation 1 561 1 420 2 758
Taxation
(433)
(353)
(257)
Net profit for the period
1 128 1 067 2 501
Attributable to:
Naspers Limited shareholders
1 066 1 008 2 384
Minority shareholders
62 59 117
1 128 1 067 2 501
Core headline earnings for the period (R’m) 976 450 1 235
Core headline earnings per N ordinary share (cents) 345 163 445
Headline earnings for the period (R’m) 1 036 645 2 024
Headline earnings per N ordinary share (cents) 366 233 730
Fully diluted headline earnings per N ordinary share (cents) 342 221 690
Earnings per N ordinary share (cents) 376 364 860
Fully diluted earnings per N ordinary share (cents) 352 345 813
Net number of shares issued (’000)
– At period-end 284 848 278 816 282 590
– Weighted average for the period 283 154 276 658 277 294
– Fully diluted weighted average 303 265 292 451 293 126
Condensed Balance Sheet
30 September
30 September
31 March
2005
2004
2005
Reviewed
Reviewed
Audited
R’m
R’m
R’m
ASSETS
Non-current assets 7 140 5 373 6 837
Property, plant and equipment 3 697 3 327 3 445
Goodwill and other intangibles 1 204 833 1 225
Investments and loans 1 307 861 1 231
Programme and film rights 50 73 48
Derivative financial instruments 29 34 32
Deferred taxation 853 245 856
Current assets
7 748 7 002 7 204
Total assets
14 888
12 375
14 041
EQUITY AND LIABILITIES
Share capital and premium 5 481 5 321 5 391
Other reserves (2 494) (2 371) (2 418)
Retained earnings
2 749 516 1 893
Naspers shareholders’ interest
5 736 3 466 4 866
Minority shareholders’ interest
158 231 227
Total shareholders’ equity
5 894 3 697 5 093
Non-current liabilities 3 137 3 061 2 951
Capitalised finance leases 1 689 1 795 1 740
Liabilities – interest bearing 589 781 423
– non-interest-bearing 186 211 159
Post-retirement medical liability 150 169 161
Deferred taxation 523 105 468
Current liabilities
5 857 5 617 5 997
Total equity and liabilities
14 888
12 375
14 041
Net asset value per N ordinary share (cents)
2 014 1 243 1 722

Condensed Statement of Changes in Equity
Six months
Six months
Year
ended
ended
ended
30 September
30 September
31 March
2005
2004
2005
Reviewed
Reviewed
Audited
R’m
R’m
R’m
Balance at beginning of period
5 093
2 012
2 012
Movement in treasury shares 60 (32) 38
Share capital and premium issued – 761 761
Foreign currency translations 1 14 (4)
Movement in fair value reserve (24) 20 41
Movement in cash flow hedging reserve 6 18 24
Movement in share-based compensation reserve 103 16 34
Transactions with minority shareholders (213) (2) (106)
Net profit for the period 1 128 1 067 2 501
Dividends
(260) (177) (208)
Balance at end of period
5 894
3 697
5 093
Condensed Cash Flow Statement
Six months
Six months
Year
ended
ended
ended
30 September
30 September
31 March
2005
2004
2005
Reviewed
Reviewed
Audited
R’m
R’m
R’m
Cash flow from operating activities 1 295 609 2 368
Cash flow from investment activities (624) (52) (877)
Cash flow from financing activities (183) (110) (514)
Net movement in cash and cash equivalents
488 447 977
Calculation of Core Headline Earnings
Six months
Six months
Year
ended
ended
ended
30 September
30 September
31 March
2005
2004
2005
Reviewed
Reviewed
Audited
R’m
R’m
R’m
Net profit attributable to Naspers shareholders 1 066 1 008 2 384
Adjusted for:
– other gains and losses, net (13) (3) 7
– profit/(loss) on sale of investments, net (11) 20 1
– dilution profits, net (6) (380) (368)
Headline earnings 1 036 645 2 024
Adjusted for:
– currency translation differences (19) 13 1
– creation of deferred tax assets (10) – (470)
– amortisation of intangible assets 34 21 40
– IAS 39 fair value adjustments (65) (229) (360)
Core headline earnings
976 450 1 235
Reconciliation of Net Profit
Six months
Year
ended
ended
30 September
31 March
2004
2005
Reviewed
Audited
R’m
R’m
As previously reported under SA GAAP
– Attributable to Naspers shareholders 1 064 2 600
– Attributable to minority shareholders 60 120
1 124 2 720
Adjusted for:
– share-based payments (63) (128)
– amortisation of goodwill and intangible assets – –
– transactions with minority shareholders 32                        (59)
– recognition of intangible assets (10) (20)
– property, plant and equipment (7) (11)
– leases (2) (4)
– decommission liabilities – –
– discounting of financial liabilities 3 (1)
– currency translation differences (10) 4
As reported under IFRS
1 067 2 501

Reconciliation of Equity
31 March
30 September
1 April
2005
2004
2004
Audited
Reviewed
Audited
R’m
R’m
R’m
As previously reported under SA GAAP
– Naspers shareholders’ interest 6 630 4 999 3 231
– Minority shareholders’ interest 223 223 237
6 853 5 222 3 468
Adjusted for:
– share-based payments (155) (110) (62)
– amortisation of goodwill and intangible assets 219 219 219
– transactions with minority shareholders (1 956) (1 786) (1 782)
– recognition of intangible assets 40 51 61
– property, plant and equipment 116 121 128
– leases (21) (20) (18)
– decommission liabilities (2) (3) (2)
– discounting of financial liabilities (1) 3 –
As reported under IFRS
5 093 3 697
2 012
Supplementary Information
Six months
Six months
Year
ended
ended
ended
30 September
30 September
31 March
2005
2004
2005
Reviewed
Reviewed
Audited
R’m
R’m
R’m
Depreciation of property, plant
and equipment
291
274
556
Amortisation of intangible assets
48
29
57
Share-based payment expenses
(IFRS 2)
80
63
129
Other gains and losses, net
19
3
(12)
– profit on sale of property, plant
and equipment 18 3 7
– impairments of goodwill and intangible
assets – – (14)
– impairments of tangible assets – – (6)
– dividends received 1 – 1
Finance costs
10
135
234
– net interest income (52) (30) (62)
– interest on finance leases 82 86 190
– net foreign exchange differences (25) 19 (2)
– net fair value adjustments on
derivatives (IAS 39) 5 60 108
Investments and loans
1 313
995
1 239
– listed investments 1 192 921 1 126
– unlisted investments 121 74 113
Market value of listed investments 4 862 2 122 3 208
Directors’ valuation of unlisted investments 121 74 113
Commitments
3 699
2 148
3 924
– capital expenditure 343 184 447
– programme and film rights 1 574 1 135 1 483
– network and other services
commitments 304                       241 385
– operating lease commitments 1 335 573 1 511
– set-top box commitments 143 15 98

Commentary
GROUP OVERVIEW
Favourable macro-economic conditions in our major markets helped Naspers achieve satisfactory results over the past six months. Revenue grew by 14% whilst headline earnings of R1,036 billion and core headline earnings of R976 million were recorded.
Profits in the second half of the financial year will, however, be subdued by development costs.
The group now reports under International Financial Reporting Standards (IFRS). Accordingly, the interim results for the six months ended 30 September 2005 detailed below, are presented on that basis. For ease of comparison, the financial information relating to the six months ended 30 September 2004 and the year ended 31 March 2005, have been restated in terms of IFRS.
Shareholders are also referred to an announcement describing the group’s transition to IFRS that was released via SENS on 29 November 2005 and is available on www.naspers.com.
Broadly speaking, macro-economic conditions in the major markets in which the group operates remained favourable over the past six months and the results reported here reflect this. On previous occasions we have reminded shareholders that we serve consumers whose spending power is influenced by economic cycles. If such tendencies turn negative, as they will do from time to time, we will be affected. Some elements of the South African advertising market appear to be cooling. However, the general state of the local economy looks sound, largely owing to the astute management of the economy by government.The economy of China continues to expand rapidly.
The group remains focused on developing growth opportunities, both organically from existing businesses and through investing in new opportunities. Further investments in China and India are under consideration. Whilst it is difficult to place a firm time frame to such projects, we anticipate some progress in the second half of this financial year. Such investments will have an impact on both cash flows and earnings.
FINANCIAL OVERVIEW
Revenue for the period increased by 14% to R7,7 billion.The major contributor remains subscriptions. As an indication of currently favourable economic conditions, advertising revenues grew by 20% over the period.
Selling, general and administration expenses now include a charge of R80 million (September 2004: R63 million) for share-based compensation, calculated in accordance with IFRS 2 “Share-based payments”.
Finance costs continue to decline, in line with reduced levels of debt in the group. Finance costs include net interest income of R52 million and imputed interest incurred on finance leases of R82 million. The fair value adjustments required by IAS 39 on the group’s foreign exchange contracts and other derivative instruments declined to R5 million, compared with R60 million in the prior period.
Equity accounted earnings increased to R78 million and comprise mainly our share of Tencent’s earnings in China. As from 1 September 2005, the group equity accounted its interest in Beijing Media Corporation.The comparative period reflected a dilution profit of R380 million, arising mainly from the listing of Tencent in Hong Kong, an event that did not recur in the current year.
The net effect of the above is headline earnings for the period of R1 036 million, equating to 366 cents per share. Core headline earnings, which we continue to believe is a more appropriate measure of true sustainable operating performance, was slightly lower at R976 million or 345 cents per share. An analysis of how we determine core headline earnings is shown below in the section “Calculation of core headline earnings”. In the second half of the year we anticipate an acceleration of development costs, which will impact on the rate of growth of core headline earnings.
As previously pointed out to shareholders, headline earnings in the financial year ended 31 March 2005 were artificially boosted by the application of certain accounting principles. In particular, the creation of deferred tax assets (R470 million) and accounting for foreign exchange contracts (R360 milion). It is improbable that such an artificial boost to earnings will recur in the current financial year and, as a consequence, it is likely that headline earnings for the full year will, as anticipated, probably be lower than that reported last year.
ELECTRONIC MEDIA
Pay television
The total pay-television subscriber base grew by a net 81 000 over the period. The group currently has 2,38 million subscribers under management, of whom 80% are on digital platforms.
In South Africa the equated subscriber base grew marginally by 45 000 over the period to just below 1,2 million.The compact bouquet reflects 22 500 subscribers. In sub-Saharan Africa, the base grew by 20 000 to 356 000 households. Main sectors of growth were the emerging Black market segment in South Africa and the Portuguese tier in sub-Saharan Africa. Regulations escalated across the continent and will probably become more intensive in many territories.
In Greece the subscriber base of 364 000 remained more or less stable over the period, a satisfactory outcome given the traditional churn over the summer months.The business continues its good turnaround and reported an operating profit before amortisation of R165 million (2004: R75 million).
In Thailand we accepted an offer from our partner, True Corporation Plc, to acquire our interest in the pay-TV business UBC, as well as our interest in the internet service provider KSC.The cash consideration is US$160 million and is part of a tender offer to all UBC’s shareholders.The offer is still subject to UBC shareholder approval.
Internet
In South Africa M-Web now has 314 000 dial-up and 30 000 broadband customers.The South African business remains profitable, but slow-growing due to a lack of broadband connections. South Africa is falling dramatically behind its peers elsewhere in the world in this regard, and this handicap will gradually impact other sectors of our economy that rely on communications.
Progress was made in the rest of Africa, in particular with a VSAT service in Nigeria. M-Web Thailand enhanced its leading position with its Sanook! portal. Improvements to the service are being added.
In China, Tencent, in which we hold an interest, expanded its range of services to complement its instant messaging platform. New offerings, including QQ Zone and QQ Pets, were launched to the QQ community, which includes the majority of the approximately 100 million internet users in China.
Technology
This segment reported an operating loss before amortisation of R47 million, as both Irdeto and Entriq are investing heavily in developing new tech-
nologies.
Irdeto is expanding its technology for the protection of content delivered to mobile hand-held devices. Following high volumes of smart cards and other equivalent devices, it generated an operating profit in the period. Entriq is increasing development expenditure on building its broadband content portals and will continue to increase expenditure for the next few years, before any profits will materialise.

PRINT MEDIA
Newspapers, magazines and printing
Revenue from this segment increased to R1 940 million, and operating profit before amortisation grew by 17% to R282 million.
Newspapers benefited from continued robust advertising in South Africa, whilst advertising in the magazine sector was more static.
Circulation was generally satisfactory, with a few exceptions.The Daily Sun continued its growth, achieving an audited circulation in the six months to June of 437 000. A satisfying aspect of this is that the low cover price and relevant content is stimulating readership in homes where many were not previous readers of newspapers. Soccer Laduuuuuma and the Sunday Sun also recorded new circulation peaks.
Beijing Media Corporation in China, in which we hold an interest, had a muted six months to June 2005, largely due to lower property advertising rev-
enues. In our view, prospects over the longer term remain positive.
Book publishing and private education
Revenue from this segment increased by 5% to R615 million and an operating loss before amortisation of R28 million was recorded.
Shareholders are probably aware that the book business is a cyclical one and results for the half year are not a reliable indication of those for the full year, particularly as the dates of school-book sales are variable. Most businesses are trading positively, although the general book retail market shows strain.The e-trader Kalahari.net continues to grow.
The private education business had mixed results, with distance education excelling and the face-to-face business struggling to cope with the high infrastructure cost and additional expenditure to meet rigorous new accreditation requirements. Educor is managing more and more to comply with the various Higher Education and Further Education and Training regulations. Considerable work is, however, still required to bring Damelin to adequate levels of profitability.
BLACK ECONOMIC EMPOWERMENT
The group supports the government’s broad-based Black economic empowerment initiatives. We intend to implement an empowerment transaction once adequate clarity on the Codes of Good Practice has been obtained.
DIVIDEND
The group has a policy of declaring an annual dividend. Accordingly no interim dividend is proposed.
BASIS OF PRESENTATION AND ACCOUNTING POLICIES
Condensed interim financial statements for the six months ended 30 September 2005 have been prepared in accordance with IAS 34 “Interim Financial Reporting”, and in compliance with the Listings Requirements of JSE Limited.They represent the group’s first IFRS condensed interim financial statements for part of the period for which annual financial statements will be prepared in terms of IFRS.
These condensed interim financial statements have been reviewed by the company’s auditors, PricewaterhouseCoopers Inc., whose report is available for inspection at the registered offices of the company.
On behalf of the board
Ton Vosloo
Koos Bekker
Chairman
Managing director
Cape Town
29 November 2005
Directors
T Vosloo (chairman), J P Bekker (managing director), F A du Plessis, G J Gerwel, R C C Jafta, L N Jonker, S J Z Pacak, F T M Phaswana,
B J van der Ross, N P van Heerden, J J M van Zyl, H S S Willemse.
Company secretary
G M Coetzee
Registered office
Transfer secretaries
40 Heerengracht, Cape Town 8001 Ultra Registrars (Proprietary) Limited
(PO Box 2271, Cape Town 8000)
Fifth Floor, 11 Diagonal Street, Johannesburg 2001
(PO Box 4844, Johannesburg 2000)
ADR programme
The Bank of New York maintains a GlobalBuyDIRECT
TM
plan for Naspers Limited. For additional information, please visit The Bank of New York’s website at www.globalbuydirect.com or call Shareholder Relations at 1-888-BNY-ADRS or 1-800-345-1612 or write to: The Bank of New York,
Shareholder Relations Department – GlobalBuyDIRECT
TM
, Church Street Station, PO Box 11258, New York, NY 10286-1258, USA.
For a more detailed exposition, visit the Naspers website at www.naspers.com

SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: November 29, 2005 by
Name: Stephan J. Z. Pacak
Title: Director